Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068

T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

January 31, 2018

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Re:	Motus GI Holdings, Inc.
Registration Statement on Form S-1
Filed January 5, 2018
File No. 333-222441

Dear Mr. Mancuso:

On behalf of Motus GI Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated January 22, 2018 (the “Comment Letter”), regarding the Company’s registration statement, submitted on January 5, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing an amended registration statement with the Commission (the “Second Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Second Amended Registration Statement unless defined here.

The Company has authorized us to respond to the Comment Letter as follows:

Russell Mancuso	January 31, 2018

Directed Share Program, page 4

1.       Clarify whether the shares to be sold in the directed share program will be in addition to the shares that the program participants have indicated an interest according to your disclosure in the paragraph following this section. Also, revise your disclosure on page 77 to provide all information required by Item 404 of Regulation S-K regarding your existing stockholders’ indications of interest in participating in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on the cover page, page 4 and page 77 in response to the Staff’s comment. As disclosed in the Second Amended Registration Statement, the Company further advises the Staff that the shares to be sold in the directed share program will be in addition to the shares that our directors, officers and certain stockholders have indicated an interest in purchasing. In addition, the disclosure has been revised to indicate that the directed share program will be for the benefit of our employees and other persons associated with us. Shares to be purchased by our officers and directors are covered by the disclosure regarding indications of interest.

Pre-Clinical and Clinical Data & Safety, page 44

2.       We note your revision to the anticipated CE Mark clearance date. Tell us the reasons for the delay, and provide us your analysis of whether your prospectus should disclose the existence of and reasons for the revision. See Regulation S-K Item 10(b)(3)(ii).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the delay was caused by an unanticipated additional round of questions received from the secondary reviewer in connection with the Company’s CE Mark conformity assessment procedure. The Company’s responses to the additional round of questions have since been submitted to the secondary reviewer. As the Company does not plan to promote or sell the product in the European Union until 2019, the variance in the projected timeline for anticipated CE Mark clearance has no material impact to the Company’s business plan.

The Company further acknowledges its responsibility to make full and prompt disclosure of material facts regarding the most significant risk and profit-sensitive areas of the Company, and intends to ensure such disclosures are made to comply with its obligations under Item 10(b)(3)(iii) when appropriate. However, because this delay in CE Mark clearance had and continues to have no material impact to the Company’s business plan or operations, the Company does not believe the disclosure needs to be revised to disclose the existence of and reasons for the delay in clearance.

Russell Mancuso	January 31, 2018

Executive Compensation, page 65

3.       Provide the disclosure required by Regulation S-K Item 402 for your last completed fiscal year.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 65 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 75

4.       Please provide all information required by Item 404 of Regulation S-K regarding the ten percent warrants added to your disclosure on page 82.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 75 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-5

5.       Given the complete dependence on suppliers that you mention on page 16, file the supply agreements as required by Regulation S-K Item 601(b)(10). Please also file the Royalty Payments Rights Certificate mentioned in your added disclosure on page 23.

Response: The Company respectfully acknowledges the Staff’s comment and has previously filed the supply agreement with Amendment #1 to the Registration Statement, and has filed the form of Royalty Payments Rights Certificate as an exhibit to the Second Amended Registration Statement.

Any questions regarding the contents of this letter or the Second Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc: Mark Pomeranz